ClickSoftware Contact:	Investor Relations Contact:
Noa Schuman	Rob Fink
Investor Relations	KCSA Strategic Communications
+972-3-7659-467	212-896-1206
Noa.Schuman@clicksoftware.com	rfink@kcsa.com

ClickSoftware Announces Results of 2013 Annual Shareholders Meeting

BURLINGTON, Mass., July 9, 2013 - ClickSoftware Technologies Ltd. (NasdaqGS: CKSW) (the "Company”) the leading provider of automated mobile workforce management and optimization solutions for the service industry, announced today that its Annual General Meeting of Shareholders (the "Meeting") was held as planned on July 8, 2013.

At the Meeting the shareholders approved by the required majority: the appointment of Brightman Almagor Zohar & Co., a member of Deloitte Touche Tohmatsu, as the Company’s independent registered public accounting firm; the compensation policy for the Company's directors and officers; the re-election of Mr. Menahem Shalgi as an “External Director” of the Company; and the grant of options to Dr. Moshe BenBassat.

The resolution regarding appointment of Dr. Moshe BenBassat as both Chairman of the Board of Directors and Chief Executive Officer of the Company was not approved by the required majority. Although the resolution received a majority of the votes present at the meeting in person or by proxy, it did not receive the required majority under Israeli law which requires at least a two-thirds majority of the total votes of shareholders who are not controlling shareholders of the Company and who do not have a personal interest in the resolution.

The Company’s Board of Directors will appoint a new Chairman at its upcoming meeting.

About ClickSoftware

ClickSoftware (NasdaqGS: CKSW) is the leading provider of automated mobile workforce management and service optimization solutions for the enterprise, both for mobile and in-house resources. As pioneers of the “Service chain optimization” and “The real-time service enterprise” concepts, our solutions provide organizations with end-to-end visibility and control of the entire service management chain by optimizing forecasting, planning, shift and task scheduling, mobility and real-time management of resource and customer communication.

Available via the cloud or on-premise, our products incorporate best business practices and advanced decision-making algorithms to manage service operations more efficiently, in a scalable, integrated manner. Our solutions have become the backbone for many leading organizations worldwide by addressing the fundamental question of job fulfillment: Who does What, for Whom, With what, Where and When.

ClickSoftware is the premier choice for delivering superb business performance to service sector organizations of all sizes. The Company is headquartered in the United States and Israel, with offices across Europe, and Asia Pacific. For more information, please visit www.clicksoftware.com and follow us on Twitter, the content of which is not a part of this press release.

To download ClickSoftware’s investor relations app, which offers access to SEC documents, press releases, videos, audiocasts and more, please visit https://itunes.apple.com/us/app/cksw-ir/id530880886?mt=8 to download on your iPhone and iPad, or https://play.google.com/store/apps/details?id=com.theirapp.ckswir&hl=en for your Android mobile device.